1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2003

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated November 4, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: November 5, 2003

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Exhibit 1.1

Press Release

4 November 2003

Changes of Alternate Director of MTR Corporation Limited

The Board of Directors of MTR Corporation Limited announced the following changes of alternate director:

As Mr Paul Tang Kwok-wai ceased to be a Deputy Secretary for the Environment, Transport and Works (“ET&W”) after 31 October 2003, he ceased to be an alternate director to the Secretary for the ET&W after the same date.

As Ms Annie Choi Suk-han has been appointed as a Deputy Secretary for the ET&W with effect from 24 November 2003, she will, by virtue of her holding of this office, become an alternate director to the Secretary for the ET&W with effect from the same date.

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